SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q2 PROFIT UP 20% TO €1.72BN
H1 UP 42% TO €2.54BN DUE TO STRONG EASTER,
Q2 FARE RECOVERY & SLOWER GROWTH

Ryanair Holdings plc today (3 Nov.) reported Q2 PAT of €1.72bn, up 20% on PY Q2 PAT of €1.43bn. H1 PAT rose 42% to €2.54bn, as traffic grew 3% to 119m passengers while fares rose 13% due to a strong Easter, weak prior-year comps and Q2 fare recovery.

	Q2 FY25	Q2 FY26	+/-	H1 FY25	H1 FY26	+/-
Passengers	59.8m	61.2m	+2%	115.3m	119.0m	+3%
Load Factor	95%	96%	+1pt	95%	95%	-
Ave. fare (€)	61	65	+7%	52	58	+13%
Revenue (€)	5.07bn	5.48bn	+8%	8.69bn	9.82bn	+13%
Op. Costs (€)	3.42bn	3.53bn	+3%	6.68bn	6.96bn	+4%
PAT (€)	1.43bn	1.72bn	+20%	1.79bn	2.54bn	+42%

H1 highlights include:
●
Traffic grew 3% to a record 119m.
●
Rev. per pax up 9% (ave. fare +13% & ancil. rev. +3%).
●
Strong cost control as unit costs rise just 1%.
●
199 B737 “Gamechangers” in 636 fleet at 30 Sept.
●
2 new bases & 91 new routes (over 2,500) on sale for S.26.
●
Jet fuel hedges extended: 80% of FY27 at just under $67bbl.
●
Ryanair added to MSCI Global & FTSE Russell indices.
●
€0.193 interim div. per share declared (payable in Feb. 2026).

H1 REVIEW

Ryanair Group CEO Michael O’Leary, said:

Revenue & Costs:
“H1 revenues rose 13% to €9.82bn. Scheduled revenue increased 16% to €6.91bn as traffic grew 3% but fares rose 13%. Fares benefitted from having the full Easter holiday in Q1 (with weak prior-year comps) and we achieved a full recovery of the 7% fare decline we suffered in last years Q2. Ancillary revenue was solid, rising 6% to €2.91bn. Operating costs rose 4% (+1% per pax) to €6.96bn as our fuel hedges helped offset higher ATC fees (up 14%) and enviro. costs (ETS allowance unwind and SAF blend mandates from last Jan.).

H2 FY26 fuel is c.85% hedged at $76bbl (de-risking the Group for the remainder of this year) and we’ve taken advantage of recent price dips to extend our FY27 hedge cover to 80% at just under $67bbl, locking in price savings of over 10% in our fuel costs next year.

Balance Sheet, Liquidity & Returns:
Ryanair’s balance sheet is strong with a BBB+ credit rating (both Fitch and S&P) and unencumbered B737 fleet (610 aircraft). At 30 Sept., gross cash was €3bn after €1.2bn debt repayments (incl. our €850m bond in Sept.), €1.1bn capex and €0.4bn shareholder distributions. Liquidity is further boosted by the Group’s RCF which has c.€1bn undrawn. Net cash rose to over €1.5bn from €1.3bn at 31 Mar., leaving the Group well positioned to fund capex and repay our last remaining bond (€1.2bn) in May 2026 from internal cash resources. This financial strength widens the cost gap between Ryanair and our competitors, many of whom remain exposed to expensive (long-term) finance and rising aircraft lease costs.

In May, we launched a €750m share buyback. At 30 Sept. we had purchased (and cancelled) over 7m shares (approx. 25% of programme) at a cost of €188m. Today, the Board (in line with Ryanair’s dividend policy) declared an interim dividend of €0.193 per share (payable in late Feb. 2026).

FLEET & GROWTH

Boeing’s improved deliveries continued through S.25 and into Oct., enabling our Group to carry extra passengers in H1 and selectively add capacity over the peak Oct. mid-term school holidays and into the Christmas/New-Year peak travel period. Ryanair had 204 B737-8200 “Gamechangers” in its 641 fleet at the end of Oct. and we’re confident that the last 6 remaining Gamechangers (210 orderbook) will deliver well ahead of S.26, facilitating 4% traffic growth to 215m next year (FY27). Boeing expects MAX-10 certification in mid 2026 and they expect to meet our contract delivery dates for our first 15 MAX-10s in Spring 2027, with 300 of these fuel-efficient aircraft due to deliver by Mar. 2034. As part of our preparations for the MAX-10s, we need to accelerate cadet and first officer (“FO”) recruitment for the next 3 years. While this investment in training and growth (approx. €25m p.a.) will increase FO crewing ratios for up to 3 years, it will provide a strong pool of home-grown FOs ready for promotion to Captains when MAX-10 deliveries ramp-up in FY29/FY30. We’ve also taken advantage of recent US$ weakness and hedged approx. 35% of our MAX-10 firm order (150 aircraft) capex at an average €/$ rate of 1.24, locking-in further capex savings on these low-cost aircraft.

This winter, we’ve allocated Ryanair’s scarce capacity to those regions and airports cutting aviation taxes and incentivising traffic growth such as Sweden, Slovakia, Italy, Albania and Morocco by switching flights and routes away from high cost, uncompetitive markets like Germany, Austria and regional Spain. This trend will continue into S.26, with over 2,500 routes now on sale (incl. new bases in Tirana and Trapani and 91 additional routes).

We expect European short-haul capacity to remain constrained to at least 2030 as the big 2 OEMs remain behind on aircraft production, Pratt & Whitney engine repairs continue to be an issue for many Airbus operators, EU airline consolidation accelerates (incl. Air Europa, SAS & TAP) and unprofitable airlines withdraw capacity from markets where they are unable to compete with Ryanair’s lower costs. Industry capacity constraints, combined with our widening cost advantage, strong balance sheet, low-cost aircraft orderbook and industry leading ops resilience will, we believe, facilitate Ryanair’s controlled profitable growth to 300m passengers p.a. by FY34.

ESG

During H1 we took delivery of 23 new Gamechangers (4% more seats, 16% less fuel & CO2) and benefitted from the retrofit of winglets to approx. 60% of our B737NG fleet (1.5% lower fuel burn and 6% less noise). Our 409 NGs will be retrofitted by the end of 2026 and we expect to have all 210 Gamechangers in our fleet well ahead of S.26. We recently agreed to purchase 30 CFM LEAP-1B spare engines (a $500m commitment) to improve our operational resilience. Over 50% of these engines were delivered at 30 Sept., with the balance expected in coming months. These latest technology engines reduce fuel consumption and CO2 emissions per seat by up to 20%. The Groups significant investment in new technology, coupled with ambitious SAF commitments, positions Ryanair as one of Europe’s most environmentally efficient airlines.

As expected, following the lifting of the prohibition on non-EU nationals purchasing Ryanair’s ord. shares in Mar. (while continuing to apply voting restrictions) and Ryanair’s inclusion in the MSCI Global and FTSE Russell indices, we’ve seen increased global investor interest. At 30 Sept. the proportion of Ryanair’s issued share capital held by EU nationals was 33% (significantly above the 20% threshold for potential re-introduction of purchase restrictions), while 100% of voting rights remained in the hands of EU investors.

EUROPE IS FAILING ON COMPETITIVENESS

We remain concerned that Ursula von der Leyen (and her new Commission) have done nothing, over the past 14 months, to improve European competitiveness by implementing the Sept. 2024 Draghi Report recommendations. Europe’s airlines have called for a level playing field on enviro. taxes, by bringing ETS rates into line with CORSIA, and urgent ATC reform by protecting overflights during national strikes, and ensuring that Europe’s major ATC providers in France, Germany, and Spain are fully staffed for the first wave of daily departures. These reforms are urgent and it’s about time President von der Leyen stopped talking about reform and started to deliver it.

While the Commission stands idly by, the EU Parliament is proposing even more stupid rules (such as further increasing free carry-on luggage limits – even though there is no room in the aircraft cabin for these extra bags) which will only lead to more airport security and flight delays as well as higher costs, and higher fares for Europe’s consumers.

OUTLOOK

FY26 traffic is now expected to grow by more than 3% to 207m passengers (previously 206m), due to earlier than expected Boeing deliveries and strong H1 demand. Unit costs performed well in H1 and, as previously guided, we expect only modest FY26 unit cost inflation as our B-8200 deliveries, fuel hedging and effective cost control across the Group helps offset increased ATC charges, higher enviro. costs and the roll-off of last years modest delivery delay compensation. While Q3 forward bookings are slightly ahead of PY, particularly across the Oct. mid-term and Christmas peaks, we would caution that we face more challenging PY fare comps in H2 making fare growth more challenging. Q3s fare outcome will be determined by close-in Christmas and New Year bookings. As is normal at this time of year, we have zero Q4 visibility and there is no Easter benefit in this year’s Q4.

It remains too early to provide meaningful FY26 PAT guidance. We do, however, cautiously expect to recover all of last years 7% full-year fare decline, which should lead to reasonable net profit growth in FY26. The final FY26 outcome remains exposed to adverse external developments, incl. conflict escalation in Ukraine and the Mid. East, macro-economic shocks and any further impact of repeated European ATC strikes & mismanagement.”

ENDS

  Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.207m guests p.a. on approx. 3,600 daily flights from 95 bases, the Group connects 224 airports in 36 countries on a fleet of over 640 aircraft, and over 300 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 26,000 highly skilled aviation professionals delivering Europe’s No.1 operational performance, and an industry leading 40-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2025 (unaudited)

		At Sep 30,	At Mar 31,
		2025	2025
	Note	€M	€M
Non-current assets
Property, plant and equipment		11,104.0	10,923.7
Right-of-use asset		128.7	148.5
Intangible assets		146.4	146.4
Derivative financial instruments	10	23.2	15.4
Deferred tax		14.9	1.6
Other assets		259.8	261.7
Total non-current assets		11,677.0	11,497.3

Current assets
Inventories		5.3	4.6
Other assets		1,566.8	1,850.7
Trade receivables	10	77.7	73.5
Derivative financial instruments	10	70.2	94.4
Restricted cash	10	28.6	23.1
Financial assets: cash > 3 months	10	-	100.1
Cash and cash equivalents	10	2,963.5	3,863.3
Total current assets		4,712.1	6,009.7

Total assets		16,389.1	17,507.0

Current liabilities
Provisions		50.2	53.5
Trade payables	10	582.4	702.0
Accrued expenses and other liabilities		4,047.4	6,179.4
Current lease liability		35.1	37.7
Current maturities of debt	10	1,198.8	848.4
Derivative financial instruments	10	282.2	224.7
Current tax		405.5	107.1
Total current liabilities		6,601.6	8,152.8

Non-current liabilities
Provisions		136.0	141.1
Derivative financial instruments	10	74.9	2.5
Deferred tax		373.7	377.1
Non-current lease liability		85.7	111.4
Non-current maturities of debt	10	147.4	1,685.2
Total non-current liabilities		817.7	2,317.3

Shareholders' equity
Issued share capital		6.4	6.4
Share premium account		1,431.8	1,421.6
Other undenominated capital		4.0	4.0
Retained earnings		7,684.3	5,588.6
Other reserves		(156.7)	16.3
Total shareholders' equity		8,969.8	7,036.9

Total liabilities and shareholders' equity		16,389.1	17,507.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Half-Year Ended September 30, 2025 (unaudited)

			IFRS	IFRS
		Change	Half-Year Ended	Half-Year Ended
			Sep 30, 2025	Sep 30, 2024
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+16%	6,908.6	5,949.9
Ancillary revenues		+6%	2,908.9	2,742.1
Total operating revenues	7	+13%	9,817.5	8,692.0

Operating expenses
Fuel and oil		-2%	2,969.7	2,904.3
Airport and handling charges		-4%	1,006.0	964.9
Staff costs		-3%	925.6	897.0
Route charges		-14%	724.7	633.2
Depreciation		-10%	687.5	627.4
Marketing, distribution and other		+6%	438.6	466.7
Maintenance, materials and repairs		-11%	204.9	184.0
Total operating expenses		-4%	6,957.0	6,677.5

Operating profit		+42%	2,860.5	2,014.5
Other income
Net finance and other income		+22%	60.8	50.0
Foreign exchange (loss)/gain			(29.7)	2.4
Total other income		-41%	31.1	52.4

Profit before tax		+40%	2,891.6	2,066.9

Tax (expense)	4	-28%	(352.8)	(275.7)

Profit for the half-year – all attributable to equity holders of parent		+42%	2,538.8	1,791.2

Earnings per ordinary share (€)
Basic		+50%	2.3926	1.5943
Diluted		+50%	2.3738	1.5861
Weighted avg. no. of ord. shares (in Ms)
Basic			1,061.1	1,123.5
Diluted			1,069.5	1,129.3

*’+’ is favourable and ‘-‘ is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter Ended September 30, 2025 (unaudited)

		Change	IFRS Quarter Ended	IFRS Quarter Ended
			Sep 30, 2025	Sep 30, 2024
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+9%	3,964.8	3,621.0
Ancillary revenues		+5%	1,515.1	1,444.9
Total operating revenues	7	+8%	5,479.9	5,065.9

Operating expenses
Fuel and oil		-2%	1,512.9	1,482.4
Airport and handling charges		-3%	510.9	497.7
Staff costs		-3%	463.9	448.7
Route charges		-13%	368.4	325.7
Depreciation		-10%	344.2	314.2
Marketing, distribution and other		+12%	217.4	247.4
Maintenance, materials and repairs		-14%	115.0	101.0
Total operating expenses		-3%	3,532.7	3,417.1

Operating profit		+18%	1,947.2	1,648.8
Other income
Net finance and other income		-45%	12.1	21.9
Foreign exchange gain/(loss)			2.1	(4.6)
Total other income		-18%	14.2	17.3

Profit before tax		+18%	1,961.4	1,666.1

Tax (expense)	4	-3%	(242.5)	(234.9)

Profit for the quarter – all attributable to equity holders of parent		+20%	1,718.9	1,431.2

Earnings per ordinary share (€)
Basic		+26%	1.6219	1.2901
Diluted		+25%	1.6086	1.2845
Weighted avg. no. of ord. shares (in Ms)
Basic			1,059.8	1,109.4
Diluted			1,068.6	1,114.2

*’+’ is favourable and ‘-‘ is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year Ended September 30, 2025 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2025	2024
	€M	€M

Profit for the half-year	2,538.8	1,791.2

Other comprehensive (loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(181.9)	(605.4)
Other comprehensive (loss) for the half-year, net of income tax	(181.9)	(605.4)
Total comprehensive income for the half-year – attributable to equity holders of parent
	2,356.9	1,185.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended September 30, 2025 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2025	2024
	€M	€M

Profit for the quarter	1,718.9	1,431.2

Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	221.1	(704.0)
Other comprehensive income/(loss) for the quarter, net of income tax	221.1	(704.0)
Total comprehensive income for the quarter – attributable to equity holders of parent
	1,940.0	727.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year Ended September 30, 2025 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2025	2024
	€M	€M
Operating activities
Profit after tax	2,538.8	1,791.2

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	687.5	627.4
(Increase)/Decrease in inventories	(0.7)	1.5
Tax charge on profit	352.8	275.7
Share based payments	9.0	7.7
(Increase) in trade receivables	(4.2)	(18.6)
Decrease/(Increase) in other assets	305.3	(78.3)
Increase in trade payables	72.5	161.3
(Decrease) in accrued expenses and other liabilities	(2,120.1)	(1,543.4)
(Decrease)/Increase in provisions	(15.4)	16.5
Decrease/(Increase) in finance income	1.8	(6.7)
(Decrease) in finance expense	(16.5)	(29.3)
Foreign exchange	21.8	15.8
Income tax (paid)	(53.5)	(39.0)
Net cash inflow from operating activities	1,779.1	1,181.8

Investing activities
Capital expenditure - purchase of property, plant and equipment	(1,113.3)	(889.7)
Decrease/(Increase) in financial assets: cash > 3 months	94.6	(163.5)
Net cash (used in) investing activities	(1,018.7)	(1,053.2)

Financing activities
Proceeds from shares issued	1.8	1.9
Share buyback	(202.6)	(854.6)
Dividends paid	(229.0)	(185.9)
Repayment of borrowings	(1,190.0)	(5.0)
Lease liabilities paid	(17.3)	(18.0)
Net cash (used in) financing activities	(1,637.1)	(1,061.6)

(Decrease) in cash and cash equivalents	(876.7)	(933.0)
Net foreign exchange (loss)	(23.1)	(16.2)
Cash and cash equivalents at beginning of the period	3,863.3	3,875.4
Cash and cash equivalents at end of the period	2,963.5	2,926.2

Included in the cash flows from operating activities for the half-year are the following amounts:
Interest income received	52.5	78.1
Interest expense paid	(46.0)	(53.1)

    Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Half-Year Ended
September 30, 2025 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the half-year	-	-	-	-	1,791.2	-	-	1,791.2
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(605.4)	-	(605.4)
Total other comprehensive loss	-	-	-	-	-	(605.4)	-	(605.4)
Total comprehensive income/(loss)	-	-	-	-	1,791.2	(605.4)	-	1,185.8
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.7	-	12.3	-	(10.4)	-	-	1.9
Repurchase of ordinary equity shares	-	-	-	-	(866.5)	-	-	(866.5)
Cancellation of repurchased shares	(46.6)	(0.3)	-	0.3	-	-	-	-
Dividends paid	-	-	-	-	(185.9)	-	-	(185.9)
Share-based payments	-	-	-	-	-	-	7.7	7.7
Transfer of exercised and expired share-based awards	-	-	-	-	8.7	-	(8.7)	-
Balance at September 30, 2024	1,094.2	6.6	1,416.6	3.8	6,636.9	(339.5)	32.8	7,757.2
Loss for the half-year	-	-	-	-	(179.6)	-	-	(179.6)
Other comprehensive income
Net movements in cash-flow reserve	-	-	-	-	-	318.2	-	318.2
Total other comprehensive income	-	-	-	-	-	318.2	-	318.2
Total comprehensive (loss)/income	-	-	-	-	(179.6)	318.2	-	138.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	5.0	-	(2.0)	-	-	3.0
Repurchase of ordinary equity shares	-	-	-	-	(615.2)	-	-	(615.2)
Cancellation of repurchased shares	(30.6)	(0.2)	-	0.2	-	-	-	-
Dividends paid	-	-	-	-	(251.8)	-	-	(251.8)
Share-based payments	-	-	-	-	-	-	5.1	5.1
Transfer of exercised and expired share-based awards	-	-	-	-	0.3	-	(0.3)	-
Balance at March 31, 2025	1,063.9	6.4	1,421.6	4.0	5,588.6	(21.3)	37.6	7,036.9
Profit for the half-year	-	-	-	-	2,538.8	-	-	2,538.8
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(181.9)	-	(181.9)
Total other comprehensive loss	-	-	-	-	-	(181.9)	-	(181.9)
Total comprehensive income/(loss)	-	-	-	-	2,538.8	(181.9)	-	2,356.9
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.4	-	10.2	-	(8.4)	-	-	1.8
Repurchase of ordinary equity shares	-	-	-	-	(205.8)	-	-	(205.8)
Cancellation of repurchased shares	(8.2)	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	(229.0)	-	-	(229.0)
Share-based payments	-	-	-	-	-	-	9.0	9.0
Transfer of exercised and expired share-based awards	-	-	-	-	0.1	-	(0.1)	-
Balance at September 30, 2025	1,056.1	6.4	1,431.8	4.0	7,684.3	(203.2)	46.5	8,969.8

Ryanair Holdings plc and Subsidiaries
MD&A Half-Year Ended September 30, 2025 (“H1 FY26”)

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary) all figures and comments are by reference to the half-year ended September 30, 2025 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 16% to €6.91BN as traffic grew 3% (to 119.0M passengers) at 13% higher fares (to c.€58). H1 fares benefitted from having the full Easter holiday in Q1 (with weak prior-year comps) and full recovery of the 7% fare decline suffered in last year’s Q2.

Ancillary revenues:
Ancillary revenue was solid, rising 6% to €2.91BN as both traffic and spend per passenger rose 3%.

Total revenue:
As a result of the above, total revenue rose 13% to €9.82BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 2% to €2.97BN as the Group’s jet fuel hedging and lower fuel burn (more B737-8200 “Gamechanger” aircraft and retrofit scimitar winglets on our B737-800NG fleet) helped offset a 3% increase in flight hours and higher environmental costs (ETS allowance unwind and SAF blend mandates from Jan. 2025).

Airport and handling charges:
Airport and handling charges rose 4% to €1.01BN, due to 3% traffic growth, ground ATC rate hikes and higher handling labour costs.

Staff costs:
Staff costs increased 3% to €926M, as 3% higher sectors and agreed pay increases (under CLAs) were somewhat offset by 29 additional B737-8200 “Gamechanger” aircraft in the fleet (driving better efficiency).

Route charges:
Route charges rose 14% to €725M, primarily due to significantly higher Eurocontrol/ATC rates and a 3% increase in flight hours.

Depreciation:
Depreciation increased 10% to €688M, primarily due to 29 additional B737-8200 “Gamechanger” aircraft in the fleet, higher aircraft utilisation (sectors up 3%) and increased maintenance on the B737NG fleet.

Marketing, distribution and other:
Marketing, distribution and other decreased 6% to €439M due to lower EU261 compensation and marketing spend offset by other costs driven by growth.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 11% to €205M due to 3% higher sectors, increased line maintenance as the fleet grows and reducing supplier delay credits.
Other income:
Net finance and other income increased thanks to a strong net cash balance, debt repayments and modest delay compensation received. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was €3.0BN at September 30, 2025 despite €1.2BN debt repayments, €1.1BN capex and €0.4BN shareholder distributions. Gross debt was €1.5BN (March 31, 2025: €2.7BN) and net cash was over €1.5BN at September 30, 2025 (March 31, 2025: €1.3BN).

Shareholders’ equity:
Shareholders’ equity increased by €1.9BN to €9.0BN in the period due to a net profit of over €2.5BN partly offset by a €0.2BN repurchase of shares, €0.2BN dividends paid and an IFRS hedge accounting decrease in derivatives of €0.2BN.

MD&A Quarter Ended September 30, 2025 (“Q2 FY26”)

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary) all figures and comments are by reference to the quarter ended September 30, 2025 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 9% to €3.96BN as traffic grew 2% (to 61.2M passengers) at 7% higher fares (to c.€65).

Ancillary revenues:
Ancillary revenue was solid, rising 5% to €1.52BN as traffic grew 2% and spend per passenger rose 3%.

Total revenue:
As a result of the above, total revenue rose 8% to €5.48BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 2% to €1.51BN as the Group’s jet fuel hedging and lower fuel burn (more B737-8200 “Gamechanger” aircraft and retrofit scimitar winglets on our B737-800NG fleet) helped offset a 3% increase in flight hours and higher environmental costs (ETS allowance unwind and SAF blend mandates from Jan. 2025).

Airport and handling charges:
Airport and handling charges rose 3% to €511M, due to 2% traffic growth, ground ATC rate hikes and higher handling labour costs.

Staff costs:
Staff costs increased 3% to €464M, as 2% higher sectors and agreed pay increases (under CLAs) were somewhat offset by 29 additional B737-8200 “Gamechanger” aircraft in the fleet (driving better efficiency).

Route charges:
Route charges rose 13% to €368M, primarily due to significantly higher Eurocontrol/ATC rates and a 3% increase in flight hours.

Depreciation:
Depreciation increased 10% to €344M, primarily due to 29 additional B737-8200 “Gamechanger” aircraft in the fleet, higher aircraft utilisation (sectors up 2%) and increased maintenance on the B737NG fleet.

Marketing, distribution and other:
Marketing, distribution and other decreased 12% to €217M due to lower EU261 compensation and marketing spend offset by other costs driven by growth.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 14% to €115M due to 2% higher sectors, increased line maintenance as the fleet grows and reducing supplier delay credits.

Other income:
Net finance and other income declined as lower deposit interest rates were partially offset by debt repayments. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on quarter end balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2025 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining six months of the year;
●
Related party transactions; and
●
Post balance sheet events.

Results of operations for the six-month period ended September 30, 2025 compared to the six-month period ended September 30, 2024, including important events that occurred during the quarter, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia’s invasion of Ukraine in February 2022 and remain volatile.

Among other factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year and the price of Ryanair securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair’s ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors, global pandemics such as Covid-19, capacity growth in Europe, the availability of appropriate insurance coverage, supply chain disruptions/delays, increasing fares to cover rising business costs, cybersecurity risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the risk of a recession or significant economic slowdown, tariff wars and unforeseen security events.

Board of Directors

Details of the members of the Company’s Board of Directors are set forth on pages 218 and 219 of the Group’s 2025 Annual Report. Captain Ray Conway was appointed to the Board with effect from October 1, 2025 and both Howard Millar and Captain Mike O’Brien retired from the Board in September 2025.

Related party transactions – Please see note 9.

Post balance sheet events – Please see note 12.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group’s condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group’s net profit of over €2.5BN in the half-year ended September 30, 2025;
●
The Group’s liquidity, with €3.0BN gross cash and €1.5BN net cash at September 30, 2025 and almost €1BN undrawn funds under the Group’s €1.1BN revolving credit facility;
●
The Group’s focus on cost reduction and cash management;
●
The Group’s solid BBB+ credit ratings from both S&P and Fitch Ratings;
●
The Group’s strong balance sheet with its owned B737 fleet unencumbered;
●
The Group’s access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●
The Group’s fuel hedging position (approx. 84% of FY26 and 58% of FY27 jet fuel requirements were hedged at September 30, 2025); and
●
The Group’s ability, as evidenced throughout downturns (such as the Covid-19 pandemic), to preserve cash and reduce operational and capital expenditure.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and material accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the half-year ended September 30, 2025 (“H1 FY26”) comprise the results of the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2025 Annual Report for the year ended March 31, 2025, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2025, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair’s available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group’s revolving credit facility, the Group’s cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

The September 30, 2025 figures and the September 30, 2024 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2025, together with the independent auditor’s report thereon, are available on the Company’s Website and will be filed with the Irish Registrar of Companies. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company’s latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the half-year ended September 30, 2025 on October 31, 2025.

Except as stated otherwise below, the interim financial statements for the half-year ended September 30, 2025 have been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRS Accounting standards as issued by the International Accounting Standards Board.

New IFRS standards and amendments adopted during the period
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group’s financial year beginning on April 1, 2025 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results in the half-year ended September 30, 2025, and are not expected to have a material impact on financial periods thereafter.

Prospective IFRS accounting changes, new standards and interpretations not yet effective
The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●
Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
Annual Improvements Volume 11 (effective on or after January 1, 2026).
●
Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).
●
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).
*These standards or amendments to standards are not as of yet EU endorsed.

2. Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At September 30, 2025, the Group had €11.1BN of property, plant and equipment long-lived assets, of which €10.8BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft’s residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft’s useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group’s consolidated tax expense for the half-year ended September 30, 2025 of €353M (September 30, 2024: €276M) comprises a current tax charge of €352M and a €1M deferred tax charge relating to the temporary differences for property, plant and equipment. No significant or unusual tax charges or credits arose during the period. The effective tax rate of just over 12% for the half-year ended September 30, 2025 (September 30, 2024: approx. 13%) is the result of the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

6. Capital commitments

At September 30, 2025 the Group had an operating fleet of 610 (2024: 581) Boeing 737 and 26 (2024: 27) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 firm orders in December 2020. At September 30, 2025, the Group had taken delivery of 199 of these aircraft. The remaining aircraft are expected to deliver before Summer 2026. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2034. This transaction was approved at the Company’s AGM in September 2023.

7. Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company’s Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (“Lauda”), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’ The Ryanair DAC segment incorporates all of the Group's operations, except for those included within ‘Other Airlines’, and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Half-Year Ended	Ryanair DAC Sep 30, 2025 €M	Other Airlines Sep 30, 2025 €M	Elimination Sep 30, 2025 €M	Total Sep 30, 2025 €M
Scheduled revenues	6,796.0	112.6	-	6,908.6
Ancillary revenues	2,908.9	-	-	2,908.9
Inter-segment revenues	404.8	793.1	(1,197.9)	-
Segment revenues	10,109.7	905.7	(1,197.9)	9,817.5

Reportable segment profit after income tax	2,487.0	51.8	-	2,538.8

Other segment information:
Depreciation	(668.3)	(19.2)	-	(687.5)
Net finance and other income	64.0	(3.2)	-	60.8
Capital expenditure	(840.6)	(22.5)	-	(863.1)
Staff costs	(581.7)	(343.9)	-	(925.6)

Segment assets	16,018.8	370.3	-	16,389.1
Segment liabilities	(6,954.2)	(465.1)	-	(7,419.3)

Half-Year Ended	Ryanair DAC Sep 30, 2024 €M	Other Airlines Sep 30, 2024 €M	Elimination Sep 30, 2024 €M	Total Sep 30, 2024 €M
Scheduled revenues	5,850.4	99.5	-	5,949.9
Ancillary revenues	2,742.1	-	-	2,742.1
Inter-segment revenues	385.8	766.4	(1,152.2)	-
Segment revenues	8,978.3	865.9	(1,152.2)	8,692.0

Reportable segment profit after income tax	1,727.2	64.0	-	1,791.2

Other segment information:
Depreciation	(607.3)	(20.1)	-	(627.4)
Net finance and other income	54.0	(4.0)	-	50.0
Capital expenditure	(710.2)	(50.3)	-	(760.5)
Staff costs	(560.2)	(336.8)	-	(897.0)

Segment assets	16,017.6	358.2	-	16,375.8
Segment liabilities	(8,025.1)	(593.5)	-	(8,618.6)

Quarter Ended	Ryanair DAC Sep 30, 2025 €M	Other Airlines Sep 30, 2025 €M	Elimination Sep 30, 2025 €M	Total Sep 30, 2025 €M
Scheduled revenues	3,892.1	72.7	-	3,964.8
Ancillary revenues	1,515.1	-	-	1,515.1
Inter-segment revenues	205.8	398.8	(604.6)	-
Segment revenues	5,613.0	471.5	(604.6)	5,479.9

Reportable segment profit after income tax	1,698.6	20.3	-	1,718.9

Other segment information:
Depreciation	(334.6)	(9.6)	-	(344.2)
Net finance and other income	13.6	(1.5)	-	12.1
Capital expenditure	(437.4)	(9.9)	-	(447.3)
Staff costs	(287.7)	(176.2)	-	(463.9)

Segment assets	16,018.8	370.3	-	16,389.1
Segment liabilities	(6,954.2)	(465.1)	-	(7,419.3)

Quarter Ended	Ryanair DAC Sep 30, 2024 €M	Other Airlines Sep 30, 2024 €M	Elimination Sep 30, 2024 €M	Total Sep 30, 2024 €M
Scheduled revenue	3,554.5	66.5	-	3,621.0
Ancillary revenue	1,444.9	-	-	1,444.9
Inter-segment revenues	197.3	385.9	(583.2)	-
Segment revenues	5,196.7	452.4	(583.2)	5,065.9

Reportable segment profit after income tax	1,394.8	36.4	-	1,431.2

Other segment information:
Depreciation	(304.1)	(10.1)	-	(314.2)
Net finance and other income	23.9	(2.0)	-	21.9
Capital expenditure	(330.1)	(30.3)	-	(360.4)
Staff costs	(278.5)	(170.2)	-	(448.7)

Segment assets	16,017.6	358.2	-	16,375.8
Segment liabilities	(8,025.1)	(593.5)	-	(8,618.6)

The expense line items not presented in the tables above are incurred by Ryanair DAC and as such have not been presented across the segments. Prior period comparatives have been updated to align with current period presentation.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other” includes all other countries in which the Group has operations.

	Half-Year Ended Sep 30, 2025	Half-Year Ended Sep 30, 2024	Quarter Ended Sep 30, 2025	Quarter Ended Sep 30, 2024
	€M	€M	€M	€M

Italy	2,098.0	1,846.3	1,158.0	1,061.2
Spain	1,755.1	1,546.2	983.4	907.6
United Kingdom	1,405.3	1,239.5	771.5	710.0
Ireland	543.9	463.9	298.5	267.1
Other	4,015.2	3,596.1	2,268.5	2,120.0
Total revenue	9,817.5	8,692.0	5,479.9	5,065.9

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8. Property, plant and equipment

Acquisitions and disposals
During the period ended September 30, 2025, net capital additions amounted to €0.84BN principally reflecting aircraft deliveries in the period and capitalised maintenance offset by depreciation.

9. Related party transactions

The Company’s related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the period ended September 30, 2025 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2025 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10. Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2025 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

●
Derivatives – currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2025 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the half-year ended September 30, 2025 there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The fair value disclosed for the Group’s long-term debt has been measured using the relevant market rates at September 30, 2025. This represents the amount which would be payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2025	2025	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	1.6	1.6	5.8	5.8
- Jet fuel & carbon derivatives contracts	21.6	21.6	9.6	9.6
	23.2	23.2	15.4	15.4
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	1.4	1.4	84.4	84.4
- Jet fuel & carbon derivative contracts	68.8	68.8	10.0	10.0
	70.2	70.2	94.4	94.4
Trade receivables*	77.7		73.5
Cash and cash equivalents*	2,963.5		3,863.3
Financial asset: cash > 3 months*	-		100.1
Restricted cash*	28.6		23.1
	3,140.0	70.2	4,154.4	94.4
Total financial assets	3,163.2	93.4	4,169.8	109.8

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2025	2025	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	74.9	74.9	2.5	2.5
	74.9	74.9	2.5	2.5
Non-current maturities of debt:
- Long-term debt	147.4	147.4	488.9	488.9
- Bonds**	-	-	1,196.3	1,172.5
	147.4	147.4	1,685.2	1,661.4
	222.3	222.3	1,687.7	1,663.9

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	89.0	89.0	224.5	224.5
- U.S. dollar currency forward contracts	193.2	193.2	0.2	0.2
	282.2	282.2	224.7	224.7

Current maturities of debt:
- Bonds**	1,198.8	1,189.0	848.4	850.3
	1,198.8	1,189.0	848.4	850.3
Trade payables*	582.4		702.0
Accrued expenses*	1,790.1		1,953.5
	3,853.5	1,471.2	3,728.6	1,075.0
Total financial liabilities	4,075.8	1,693.5	5,416.3	2,738.9
*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.
** In September 2025 the Group repaid its €850M Eurobond.

11. Shareholders’ equity and shareholders’ returns

In line with the Group’s Dividend Policy, a FY25 final dividend of €0.227 per share was paid in September 2025.

In the half-year ended September 30, 2025 the Company bought back, and cancelled, approx. 8M ordinary shares at a total cost of just over €200M (including over 7M shares purchased under the €750M share buyback programme launched in May 2025). As a result of these share buybacks, share capital decreased by approx. 8M ordinary shares (equivalent to approx. 0.1% of the Company’s issued share capital at March 31, 2025).

12. Post balance sheet events

Between October 1, 2025 and October 30, 2025 the Company bought back approx. 3M ordinary shares at a total cost of approx. €82M under its ongoing share buyback programme. This brought total spend in FY26 to just under €290M.

The Company has declared a €0.193 interim dividend per share payable in late February 2026.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Central Bank (Investment Market Conduct) Rules 2019.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:
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prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019;
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ensure the condensed set of financial statements has adequate disclosures;
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select and apply appropriate accounting policies; and
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make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

(1)
the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2025 (“the interim financial information”) which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019.

(2)
The interim financial information presented, as required by the Transparency Directive, includes:
a.
an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b.
a description of the principal risks and uncertainties for the remaining 6 months of the financial year;
c.
related parties’ transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d.
any changes in the related parties’ transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

Stan McCarthy                                                  Michael O’Leary
Chairman                                                          Chief Executive

October 31, 2025

Independent review report to Ryanair Holdings plc
Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Ryanair Holdings plc’s Condensed Consolidated Interim Financial Statements (the “interim financial statements”) in the Half-Yearly Financial Report of Ryanair Holdings plc for the period ended September 30, 2025 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

The interim financial statements comprise:

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the Condensed Consolidated Interim Balance Sheet as at September 30, 2025 on page 1;
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the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year then ended on pages 2 and 4;
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the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter then ended on pages 3 and 4;
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the Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2025 on page 5;
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the Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Half-Year ended September 30, 2025 on page 6; and
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the Notes forming part of the Condensed Consolidated Interim Financial Statements on pages 12 to 20.

The MD&A Half-Year Ended September 30, 2025 on pages 7 to 8, the MD&A Quarter Ended September 30, 2025 on page 9 and the Interim Management Report on pages 10 to 11 do not form part of the interim financial statements.

The interim financial statements included in the Half-Yearly Financial Report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law, International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRS Accounting standards as issued by the International Accounting Standards Board.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ (“ISRE (Ireland) 2410”) issued for use in Ireland. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half-Yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (Ireland) 2410. However future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the Directors

The Half-Yearly Financial Report, including the interim financial statements, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019. In preparing the Half-Yearly Financial Report including the interim financial statements, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half-Yearly Financial Report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019 and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers
Chartered Accountants
October 31, 2025
Dublin

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The maintenance and integrity of the Ryanair Holdings plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
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Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 November, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary